

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2014

Via E-mail
Thomas R. Wright
Executive Vice President and Chief Financial Officer
Sterling Construction Company, Inc.
20810 Fernbush Lane
Houston, Texas 77073

Re: Sterling Construction Company, Inc.
Registration Statement on Form S-3
Filed April 4, 2014
File No. 333-195087

Dear Mr. Wright:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please disclose the aggregate number of shares being registered for resale by the selling stockholders and describe the initial transaction(s) in which the securities were sold to them. Refer to General Instruction II.G. to Form S-3, Securities Act Rule 430B(b)(2), and Questions 228.03 and 228.04 of the Securities Act Rules Compliance and Disclosure Interpretations, available on our website.

Calculation of Registration Fee

2. Your disclosure elsewhere in the prospectus indicates that selling security holders will offer securities under this registration statement. The unallocated shelf procedure may not be utilized by selling security holders. However, please note that a secondary

offering may be included in the registration statement provided that the class of securities, offering price and fee payable with respect to such secondary offering are separately allocated in the fee table. Please revise your disclosure accordingly.

Incorporation by Reference, page 10

3. Please incorporate the description of your common stock contained in the Exchange Act registration statement pertaining to your common stock as required by Item 12(a)(3) of Form S-3.

4. Please revise your disclosure by adding "prior to the termination of this offering" to the end of the first sentence of the second paragraph on page 10.

5. Please update the list of documents incorporated by reference to include the current report on Form 8-K filed January 27, 2014 and definitive proxy statement filed April 9, 2014, you may wish to revise your registration statement to avail of the guidance provided by Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations, located on our website, to automatically update your registration statement during the period commencing on the date of the initial registration statement and ending immediately prior to effectiveness of the registration statement.

Exhibit 5.1 Opinion of K&L Gates LLP

6. Please have counsel revise paragraph 5 on page 1 to opine that Depositary Shares will depositary shares will, when sold, be legally issued and will entitle their holders to the rights specified in the deposit agreement and ADR. For guidance, refer to Section II.B.1.d of Staff Legal Bulletin No. 19.

7. Please have counsel revise the legality opinion to opine separately on the units. For guidance, refer to Section II.B.1.h of Staff Legal Bulletin No. 19.

8. We note that counsel has included assumptions with respect to par value. Please note that it is inappropriate for counsel to include in its opinion assumptions that are overly broad, that "assume away" the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Please delete the references to par value. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

9. We note that counsel has included assumptions with respect to par value. Please note that it is inappropriate for counsel to include in its opinion assumptions that are overly broad, that "assume away" the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Please delete the references to par value. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: David W. Bernstein
    K&L Gates LLP